Media contact (Adaptive):         Media contact (Kodak):
Daniel Meub                       Engelina Jaspers
Phone:  503-690-1236              Phone:  716-724-3527
Fax:  503-690-1249                Fax:  716-724-3561
e-mail:  meub@asi.com             e-mail:  jaspers@kodak.com


ADAPTIVE SOLUTIONS TO PURCHASE KODAK OCR BUSINESS


    BEAVERTON, Ore. and ROCHESTER, N.Y., Oct. 29, 1997 -- In a major step toward its goal of becoming a leading provider of complete Computer Assisted Data Entry solutions, Adaptive Solutions Inc. (NASDAQ:ADSO) today announced that it has agreed to purchase Eastman Kodak Company's optical character recognition
(OCR) business.

    The purchase includes ownership of Kodak's Imagelink-branded OCR subsystems, technology and related patents, as well as the OCR service business. In addition, Adaptive is acquiring next-generation intelligent character recognition (ICR) technology and patents developed by Kodak that have been field tested but not yet commercialized.

    Under the terms of the agreement, Adaptive will pay approximately $1 million in stock and cash in addition to future royalties.

    The OCR subsystem is a self-contained, modular subsystem that can be installed in new or existing Kodak scanners and microimagers. The optional subsystem enables companies to accurately recognize and capture information contained on forms and other data sources, converting the information into computer processable codes and automatically entering it into company-wide database.

    As part of the agreement, Kodak will continue to provide on-site maintenance and repair to current and new OCR customers under contract as a third-party maintenance



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Adaptive to Buy Kodak OCR Business / page 2

provider for Adaptive Solutions, Inc. In addition, Adaptive will become an authorized imaging reseller for the Kodak line of scanners and microimagers and other Kodak imaging products. As a result, Adaptive will be able to service and support current Kodak OCR customers, while developing OCR and forms processing enhancements and upgrades that are expected to be available in the near future.

    "This agreement is the perfect opportunity to jump-start our strategic shift from a component and technology supplier to a provider of complete Automated Data Entry solutions," said Daniel J. Meub, president and CEO of Adaptive Solutions. "We will be able to build on our years of experience in providing imaging technology for such companies as Siemens, Mitsubishi and Motorola by adding the proven Kodak product line, installed base and worldwide service capability. Using the strength of the Kodak OCR product line as an initial base, Adaptive will continue to make the necessary development, marketing and sales investments to grow the business in the long term. Few vendors in this market will be able to match our combination of innovation, reliability and service capability."

    Current Kodak OCR installations process an estimated 300 million forms per year for major corporations and government entities worldwide in such industries as health care and transportation.

    "We are pleased to have found such a knowledgeable, dedicated organization as Adaptive Solutions to carry this product line forward," said Candy Obourn, president of Kodak's Business Imaging Systems division. "Adaptive brings excellent technology and industry expertise that will benefit our current OCR customers now, along with a dedication to growing this business which will benefit customers in the years to come."

    Adaptive Solutions was founded in 1988 and pioneered data parallel processing for advanced pattern recognition, image processing and OCR/ICR applications. The company currently designs and markets advanced solutions for Computer Assisted

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Adaptive to Buy Kodak OCR Business / page 3

Data Entry to corporate-wide data management systems. Additional information is available on the company's web site at www.asi.com.

    Kodak Business Imaging Systems, with its Eastman Software subsidiary, manufactures and markets integrated systems, hardware, software and media for a range of document, image and work management applications that require micrographics, digital or hybrid solutions. For more information, visit the Kodak web site at www.kodak.com.

                                     #

(Note:  Kodak and Imagelink are trademarks.)

10/29/97